UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Mark One)

X	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.
or
Annual Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended ___________________.

or
Transition Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act pf 1934. For the transition period from _______ to ________.

Commission file number 000-_____

Black Diamond Holdings Corporation
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Business Corporations Act (British Columbia)
(Jurisdiction of incorporation or organization)

Suite 600, 595 Hornby Street, Vancouver, BC, Canada, V6C 2E8
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                    Title of each class                                                   Name of each exchange on which registered

__________________________________________________________________________________________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, without par value (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: ______________

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ___Yes _X_No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to filed reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934___Yes __No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) Yes X No; and (2) has been subject to such filing requirements for the past 90 days. _ Yes X No.

Indicate which financial statement item the registrant elects to follow: X Item 17 Item 18.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-
accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange
Act. (Check one):

Large accelerated filer __	Accelerated filer __	Non-accelerated filer _X_

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act). ___ Yes __ No

Item 19. Exhibits.

	Exhibit No.	Description of Exhibit
	3.(i)	Articles of Incorporation (Notice of Articles and Transition Application)	*
	3.(ii)	By-laws (Schedule “A”)	*
	4. (1)	Management Agreement of January 1, 2006 (Bradley James Moynes)	*
	4. (2)	Management Agreement of January 1, 2006 (James Robert Moynes)	*
	4. (3)	Form of Warrant dated September 13, 2005	*
	4. (4)	Form of Warrant dated April 20, 2006	*
	10.(1)	Management Agreement of January 1, 2003 (Bradley James Moynes)	*
	10. (2)	Management Agreement of January 1, 2003 (J. Robert Moynes)	*
	10. (3)	Agreement with Cameron & Associates	*
	10. (4)	Liberty Valley Acquisition	**
	23. (1)	Consent of Independent Auditors	*
	99. (1)	Financial Statements for the years ended December 31, 2005 and 2004.	*
*	Previously filed.
**	Filed herewith

36

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the registration statement.

Black Diamond Holdings Corporation

Date:	October 6, 2006	/s/ Bradley J. Moynes
Bradley J. Moynes,
President & CEO

37